February 27, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   Re:     Eagle Growth & Income Fund

      File Nos. 33-07559; 811-4767

      Post-Effective Amendment No. 38

   Ladies and Gentlemen:

   We have acted as counsel to Eagle Growth & Income Fund (“Fund”) in connection with the preparation of Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

  Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

   Very truly yours,

   /s/ K&L Gates LLP

   K&L Gates LLP